EXHIBIT 12.1
                                              EL PASO CORPORATION
                             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                          (DOLLARS IN MILLIONS)

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                                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------------
                                                             1998      1999      2000      2001      2002
                                                            -------  --------  --------  -------   --------
Earnings
    Pre-tax income (loss) from continuing operations        $  157   $   329   $ 1,776   $   256  $ (1,784)
    Minority interest in consolidated subsidiaries              60        93       204       217       217
    Income from equity investees                              (212)     (285)     (392)     (420)      251
                                                            -------- --------  --------  -------- ---------
    Pre-tax income (loss) from continuing operations before
      minority interest in consolidated subsidiaries and income
      from equity investees                                      5       137     1,588        53    (1,316)

    Fixed charges                                              826       991     1,400     1,492     1,695
    Distributed income of equity investees                      96       194       321       298       256
    Capitalized interest                                       (36)      (64)      (82)      (65)      (33)
    Preferred returns on consolidated subsidiaries             (75)     (105)     (220)     (233)     (228)
                                                            -------- --------  --------  -------- ---------
        Total earnings available for fixed charges          $  816   $ 1,153   $ 3,007   $ 1,545   $   374
                                                            ======== ========  ========  ======== =========
Fixed charges
    Interest and debt costs                                 $  710   $   834   $ 1,114   $ 1,210   $ 1,421
    Interest component of rent                                  41        52        66        49        46
    Preferred returns on consolidated subsidiaries              75       105       220       233       228
                                                            -------- --------  --------  -------- ---------
        Total fixed charges                                 $  826   $   991   $ 1,400 $   1,492   $ 1,695
                                                            ======== ========  ========  ======== =========
Ratio of earnings to fixed charges (1)                           -      1.16      2.15      1.04         -
                                                            ======== ========  ========  ======== =========


(1) Earnings were inadequate to cover fixed charges by $1,321 million and $10 million for the years ended December 31, 2002 and December 31, 1998.

    For purposes of computing these ratios: earnings means pre-tax income (loss) from continuing operations before:
     - adjustment for minority interest in consolidated subsidiaries;
     - income from equity investees, adjusted to reflect actual distributions from equity investments; and
     - fixed charges;
   less:
     - capitalized interest; and
     - preferred returns on consolidated subsidiaries.

   Fixed charges means the sum of the following:
     - interest costs, not including interest on rate refunds;
     - amortization of debt costs;
     - that portion of rental expense which we believe represents an interest factor; and
     - preferred returns on consolidated subsidiaries.

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